# SCHEDULE V

## BLANTYRE CAPITAL LIMITED

| Name and Position of Officer or Director | Principal Business Address | Principal Occupation or Employment | Name and Description of Principal Business of Employer | Citizenship |
|---|---|---|---|---|
| Mubashir Mukadam | c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom | Director; Managing Partner & Chief Investment Officer | Blantyre Capital Limited; Investment Advisor | United Kingdom |
| Fernando de Santiago | c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom | Director; Head of Investments | Blantyre Capital Limited; Investment Advisor | Spain |
| Heloisa Chaney | c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom | Managing Partner & Chief Operating Officer | Blantyre Capital U.S. LLC[1]; Subsidiary of Blantyre Capital Limited | United States |
| Sam Young | c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom | Chief Financial Officer | Blantyre Capital Limited; Investment Advisor | United Kingdom |
| Katrina West | c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom | Chief Compliance Officer | Blantyre Capital Limited; Investment Advisor | United Kingdom |

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[1] Ms. Chaney is an employee of Blantyre Capital U.S. LLC, a subsidiary of Blantyre Capital Limited. She serves as the Chief Operating Officer of Blantyre Capital Limited.